AB 4/1/06

06007574

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 30 2006 WASH, D.C. SECTION

SEC FILE NUMBER
8- 48973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIM, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Gordon Drive
(No. and Street)

Naples Florida 34102-7914
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lloyd I. Miller III 239-263-8860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. Cloud & Co. L.L.P.
(Name – *if individual, state last, first, middle name*)

120 East Fourth Street, 1100 Mercantile Center, Cincinnati, Ohio 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/9/06

OATH OR AFFIRMATION

I, Lloyd I. Miller III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIM, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Robyn R Tupper
My Commission DD231399
Expires November 05, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIM, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2005

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

CINCINNATI, OHIO

-CONTENTS-

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET

CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT

To the Shareholder
LIM, Inc.
Naples, Florida

We have audited the accompanying statements of financial condition of LIM, Inc. as of December 31, 2005 and 2004, and the related statements of income, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LIM, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

March 10, 2006

LIM, INC.

STATEMENTS OF FINANCIAL CONDITION

At December 31, 2005 and 2004

		2005	2004
ASSETS:			
Cash	$	54,657	78,099
Receivable from broker-dealers, and clearing organizations		23,864,126	19,064,459
Marketable securities owned		3,105,179	2,029,763
Other investments		16,621	16,621
Chicago Stock Exchange shares and memberships		150,000	510,000
TOTAL ASSETS	$	27,190,583	21,698,942
LIABILITIES:			
Securities sold	$	20,964,381	14,320,111
Payables to broker-dealers		11,255	214,989
Accrued expenses		-	26,702
TOTAL LIABILITIES		20,975,636	14,561,802
SHAREHOLDER'S EQUITY:			
Common stock; $10 par value - 1,000 shares authorized, 100 shares issued and outstanding		1,000	1,000
Additional paid-in capital		2,166,994	2,166,994
Accumulated other comprehensive income		74,286	-
Retained earnings		3,972,667	4,969,146
TOTAL SHAREHOLDER'S EQUITY		6,214,947	7,137,140
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	27,190,583	21,698,942

The accompanying notes to financial statements are an integral part of these statements.

LIM, INC.

STATEMENTS OF INCOME

For the years ended December 31, 2005 and 2004

	2005	2004
REVENUES:		
Net dealer inventory and investment gain (loss)	$ (395,650)	424,583
Interest and dividends	397,382	341,311
Rental income	-	200
Gain on sale of exchange memberships	145,714	-
TOTAL REVENUES	147,446	766,094
EXPENSES:		
Interest	42,779	93,412
Clearing charges	43,364	176,260
Commission and floor brokerage	19,608	29,106
Exchange fees and dues	3,508	5,032
Taxes	6,326	5,880
Other operating expenses	28,340	28,652
Loss on sale of exchange membership	-	9,500
Impairment of exchange memberships	-	333,000
TOTAL EXPENSES	143,925	680,842
NET INCOME	$ 3,521	85,252

LIM, INC.

STATEMENTS OF SHAREHOLDER'S EQUITY

For the years ended December 31, 2005 and 2004

		Common Stock	Additional Paid-In Capital	Accumulated Other Comprehnsive Income	Retained Earnings	Total Shareholder's Equity
Balance - January 1, 2004	$	1,000	2,166,994	-	4,883,894	7,051,888
Net income					85,252	85,252
Balance – December 31, 2004		1,000	2,166,994	-	4,969,146	7,137,140
Net income					**3,521**	**3,521**
Unrealized gain on securities held for investment				**74,286**		**74,286**
Comprehensive income						**77,807**
Dividends paid					**(1,000,000)**	**(1,000,000)**
Balance – December 31, 2005	**$**	**1,000**	**2,166,994**	**74,286**	**3,972,667**	**6,214,947**

The accompanying notes to financial statements are an integral part of these statements.

LIM, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005 and 2004

		2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$	3,521	85,252
Adjustments to reconcile net income to net cash flows from operating activities:			
(Gain) loss on sale of exchange memberships		(145,714)	9,500
Impairment of exchange memberships		-	333,000
(Increase) decrease in net receivable from brokers, dealers and clearing organizations		(4,799,667)	(15,739,342)
(Increase) decrease in securities owned and sold		5,568,854	15,232,879
Increase (decrease) in accrued expenses		(26,702)	26,310
Increase (decrease) in payables to broker-dealers		(203,734)	60,263
NET CASH FLOWS FROM OPERATING ACTIVITIES		396,558	7,862
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of exchange memberships		600,000	15,500
Purchases of exchange memberships		(20,000)	(18,000)
NET CASH FLOWS FROM INVESTING ACTIVITIES		580,000	(2,500)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid		(1,000,000)	-
NET CHANGE IN CASH AND CASH EQUIVALENTS		(23,442)	5,362
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		78,099	72,737
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	54,657	78,099
CASH PAID DURING THE YEAR FOR INTEREST	$	43,629	92,954

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company's primary business is that of a market-maker in securities, solely for the account of the Company's shareholder. It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

MARKETABLE SECURITIES OWNED-
Marketable securities are carried at fair market values. Securities not readily marketable include investment securities for which there is not a market on a securities exchange or there is not an independent publicly quoted market, securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or securities that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to them or to the Company. These have been valued based upon similar securities. The resulting difference between cost and fair market value (or fair value) is included in income.

REVENUE RECOGNITION-
Securities transactions and related commission income and expenses are recorded on a trade date basis.

The Company clears its transactions through another broker-dealer on a fully disclosed basis. The amount receivable or payable to the clearing broker relates to these transactions.

INCOME TAXES-
The Company's shareholder has elected to have federal and state income taxes on corporate income paid directly by the shareholder in accordance with Subchapter S of the Internal Revenue Code and applicable state law. Accordingly, no provision for income taxes is included in the accompanying financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The shareholder of the Company executes security transactions through the Company in the ordinary course of business. Substantially all trading activity is for the account of the shareholder and balances due to or from other brokers are related to the trading activity of the shareholder.

Chicago Stock Exchange memberships representing seats on the Chicago Stock Exchange were recorded at the lower of cost or their estimated net realizable value. Due to changes in economic circumstances the Company had determined that the original cost of such assets may not be recoverable and accordingly, recorded an impairment loss of $333,000 in 2004. During 2005 the Chicago stock exchange issued 1,000 shares of stock ("CHX Holding, Inc.") in exchange for each membership seat owned. During 2005, 30,000 shares were sold to the Company's shareholder for $600,000 with a gain of $145,714 being recognized by the Company.

NOTE 3 - SECURITIES OWNED

Securities owned consisted of the following:

	2005	2004
Corporate bonds, debentures and notes	$ 386,275	1,634,769
Corporate stocks	2,716,404	390,626
Options and warrants	2,500	4,368
Total	$ 3,105,179	2,029,763
Other investments at cost	$ 16,621	16,621
Chicago Stock Exchange shares and memberships	$ 150,000	510,000

Other investments, held for investment purposes, are carried at cost which approximates fair value.

Shares in CHX Holdings, Inc. are subject to various limitations regarding ownership and transferability. The memberships held in 2004, carried at the estimated realizable value, were converted to shares in CHX Holding, Inc. during 2005. The Company holds 5,000 shares with a carry basis of $75,714 and an estimated fair value, based on the last trade, of $150,000 at December 31, 2005. The unrealized holding gain of $74,286 is reported in accumulated other comprehensive income.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital, as computed under Rule 15c3-1, of $2,803,105, which was $2,703,105 in excess of its required net capital of $100,000. The Company had no aggregate indebtedness at December 31, 2005.

NOTE 5 - EXEMPTION FROM RULE 15c3-3

The Company acts as a market-maker in securities, promptly transmitting all funds and delivering all securities received in connection with its activities and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(B) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

NOTE 6 - FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash instruments. The Company places its cash investments with high-credit-quality financial institutions. Management does not believe significant credit risk exists at December 31, 2005.

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET

CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholder
LIM, Inc.
Naples, Florida

We have audited the accompanying financial statements of LIM, Inc. as of and for the years ended December 31, 2005 and 2004 and have issued our report thereon dated March 10, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

March 10, 2006

LIM, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

NET CAPITAL:		
Total shareholder's equity		$ 6,214,947
Deduct shareholder's equity not allowable for net capital		-
Total shareholder's equity qualified for net capital		6,214,947
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		6,214,947
Deductions and/or charges -		
Non-allowable assets:		
Other investments	16,621	
CHX Holdings shares	150,000	166,621
Net capital before haircuts on securities positions		6,048,326
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]		
Trading and investment securities:		
Other securities		(3,008,117)
Undue concentrations		(237,104)
Net capital		$ 2,803,105

Memo: Haircuts on Market Maker Positions $ 16,120

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

See Independent Auditors' Report on Supplementary Information.

LIM, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005
(Continued)

AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Greater of 6 2/3% of aggregate indebtedness or $100,000:		
6 2/3% of agregate indebtedness	$	-
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	2,703,105
Excess net capital at 1000%	$	2,803,105
Ratio of aggregate indebtedness to net capital		-
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	1,290,866
Net audit adjustments:		
Undue concentrations		1,512,239
Net capital	$	2,803,105

See Independent Auditors' Report on Supplementary Information.

LIM, INC.

SCHEDULES II and III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(B) of the Rule.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

See Independent Auditors' Report on Supplementary Information.

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
LIM, Inc.
Naples, Florida

In planning and performing our audits of the financial statements and supplemental schedules of LIM, Inc. (the "Company") for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the shareholder, management, the SEC, the Chicago Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

March 10, 2006